FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]           Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009.

OR

[ ]           Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from   _________________       to       _____________

Commission File Number 0-16163

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Acxiom Corporation
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Acxiom Corporation
601 E. Third Street
Little Rock, AR  72201

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

Dallas, Texas
June 28, 2010

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008
	2009	2008
Assets:
Noninterest-bearing cash	$686	1,701
Investments, at fair value:
Acxiom Corporation common stock	44,496,210	27,699,155
Participant brokerage accounts	2,504,455	1,818,403
Mutual funds	209,770,368	151,793,098
Common collective trust funds	33,620,951	28,659,544
Total investments at fair value	290,391,984	209,970,200
Participant notes receivable	5,892,430	6,164,858
Net assets available for benefits before adjustment	296,285,100	216,136,759
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(810,423)	220,254
Net assets available for benefits	$295,474,677	216,357,013
See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009
Investment income:
Dividends	$4,265,431
Interest	409,091
Net appreciation in fair value of investments	69,630,721
74,305,243
Contributions:
Participants	18,615,126
Employer	3,948,346
Transfer in	448,306
Rollovers	830,298
23,842,076
Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	18,905,313
Plan expenses	124,342
Total deductions	19,029,655
Net increase in net assets available for benefits	79,117,664
Net assets available for benefits, beginning of year	216,357,013
Net assets available for benefits, end of year	$295,474,677
See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Plan Description

The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement (the Agreement) for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company, or the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Investment Committee, as appointed by the board of directors, is the administrator for the Plan.

(b)	Transfer in

On May 1, 2009, Insight America 401(k) merged into the Acxiom Retirement Savings Plan. Both plans were sponsored by Acxiom Corporation after Acxiom acquired Insight America in 2005. On May 1, 2009 Insight America transferred $448,306 of assets to the Plan.

(c)	Participation

Employees of the Company may participate in the Plan upon commencement of employment, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement, certain nonresident employees, and leased employees.

(d)	Contributions

The Plan includes a 401(k) provision whereby each nonhighly compensated participant may defer up to 30% of annual compensation, not to exceed limits determined under Section 415(c) of the Internal Revenue Code (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

The Plan provided a discretionary matching contribution of 50% of deferrals for deferrals up to 6% (maximum matching contribution of 3%) through June 30, 2009. Effective July 1, 2009, the discretionary matching contribution was reduced to 0%.

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company’s matching contributions are made with Acxiom common stock and are recorded based on the fair value of the common stock at the date contributed. During the years ended December 31, 2009 and 2008, the Company contributed 428,058 and 704,455 shares, respectively, of Acxiom common stock. Immediately upon deposit into the Plan, the match shares are 100% diversifiable, at the election of the participant, among the other investment options with the Plan.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, rollovers, if any, the Company’s matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses and expenses. Allocations of income/losses and expenses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(f)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding balance in the previous 12 months or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan plus 1.0%. The interest rates on outstanding participant loans at December 31, 2009 and 2008 range from 4.25% to 11.5%, with maturity dates ranging from January 2010 to November 2019.

(g)	Vesting

Participants are immediately vested in their voluntary contributions, rollovers, if any, and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of company contributions are forfeited as of an employee’s termination date and are used to reduce future company matching contributions or to pay plan expenses.

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $240,936 and $61,232, respectively. These accounts will be used to reduce future Employer contributions. During 2009, $290,693 of participants’ accounts were forfeited, $30,087 of forfeited assets were received in the Insight America transfer in and Employer contributions were reduced by $243,053 from forfeited nonvested accounts. During 2009, the forfeiture account balance was increased by $101,977 on the fair market value of the investments held in the account.

(h)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of 26 mutual funds, two common collective trust funds, or the Acxiom common stock fund. In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds.

The Plan’s investment in the T. Rowe Price Stable Value Fund (the Fund), a common trust fund, holds substantial investments in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The value of the Fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends and capital gains distributions, and approximate fair market value. The stated interest rates of the contracts vary and the average yield for the years ended December 31, 2009 and 2008 were 4.62% and 4.82% after expenses.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The Plan’s investment in the T. Rowe Price Equity Index Trust (the Trust), a common trust fund, holds substantial investments in common stocks of companies that comprise the S&P Index. The returns from the investments vary and the average yield for the years ended December 31, 2009 and 2008 were 26.8% and (36.95)% after expenses.

(i)	Benefits Paid to Participants and Beneficiaries

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant’s Employer contribution account shall not exceed the participant’s vested balance therein.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	New Accounting Pronouncements

In 2009, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement modified the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 1, 2009, the FASB Accounting Standards Codification (ASC), became the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The adoption of the ASC had no impact on the Plan’s financial statements.

In the second quarter of 2009, the Plan adopted FASB ASC 855, Subsequent Events, that established requirements for the accounting and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The adoption of this guidance had no impact on the Plan’s net assets available for benefits.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

For the year ended December 31, 2009, the Plan adopted Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (ASC 820), for fair value measurements and disclosures related to certain Plan investments. This guidance requires additional disclosures by major category of investments about nature and risks of investments within its scope that are measured in fair value on a recurring or nonrecurring basis. This update was effective for the Plan for the year ended December 31, 2009. The adoption of this update had no impact on the Plan’s net assets available for benefits.

(c)	Fair Value Measurements

The Plan applies the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosure about assets and liabilities measured at fair value. Specifically, ASC 820:

•
Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•
Establishes a three level hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

•	Expands disclosures about instruments measured at fair value.

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. These are inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following tables present a summary of the Plan’s investment assets and liabilities measured at fair value as of December 31, 2009 and 2008:

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Following is a description of the valuation methodologies used for assets measured at fair value. See also note 2(d) for more information.

(a)	Cash and cash equivalents; common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(b)	Common and collective trusts; mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(d)	Investment Valuation and Income Recognition

The Plan’s investments in mutual funds, Acxiom Corporation common stock, and participant brokerage accounts are stated at fair value, based upon quoted market prices. Investments in common collective trust are valued based on their net asset value as determined by the Trustee, based on the fair value of the underlying assets. Investment contracts held by a defined contribution plan are required to be recorded at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts. The statement of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investments in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned. Net appreciation/depreciation in fair value of investments represents realized gains (losses) on investments sold and unrealized appreciation (depreciation) on investments held at year end.

(e)	Participant Notes Receivable

Participant notes receivable are stated at amortized cost which represents the unpaid principal balance plus accrued interest.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Payment of Benefits

Benefits are recorded when paid.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3)	Investments

The fair value of individual investments representing 5% or more of net assets available for benefits as of December 31 is as follows:

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(4)	Plan Administration

The Plan is administered by the Company. T. Rowe Price Trust Company (T. Rowe Price) is the recordkeeper and trustee of the Plan.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated November 24, 2009, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)	Related Party Transactions

Certain investments represent mutual funds managed by T. Rowe Price, the trustee. In addition, non interest-bearing cash of $686 at December 31, 2009, is held by T. Rowe Price. Accordingly, these transactions qualify as related party transactions. Other related party transactions involve the common stock of the Company and participant notes receivable. During 2009 and 2008, total fees paid to related parties were $124,342 and $118,829, respectively.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Plan’s Form 5500:

The following is a reconciliation of investment income per the financial statements to the Form 5500:

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their accounts. Upon full termination of the Plan, the value of such accounts shall be distributed as provided in the Plan.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Recent market conditions have resulted in a high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of issuer, borrower,				Fair
lessor, or similar party		Description	Shares	value
*	Acxiom Corporation	Common stock	3,313,195	$44,496,210
	Participant Brokerage Accounts	Tradelink Investments	2,504,455	2,504,455
*	T. Rowe Price	Mutual funds:
		PIMCO Total Return Instl.	634,176	6,849,101
		American Funds Growth Fund of America – R5	349,080	9,522,895
		Prime Reserve Fund	162	162
		Retirement Income Fund	60,732	741,535
		Retirement 2005 Fund	29,003	302,792
		Retirement 2010 Fund	99,052	1,381,769
		Retirement 2015 Fund	209,399	2,234,288
		Retirement 2020 Fund	391,401	5,714,448
		Retirement 2025 Fund	498,920	5,293,545
		Retirement 2030 Fund	535,500	8,096,755
		Retirement 2035 Fund	448,982	4,781,662
		Retirement 2040 Fund	455,635	6,902,868
		Retirement 2045 Fund	54,590	551,361
		Retirement 2050 Fund	34,247	290,416
		Retirement 2055 Fund	18,629	156,111
		American Funds Europacific Growth – R5	484,902	18,562,044
		J P Morgan Mid-Cap Value Instl.	218,830	4,214,667
		Growth Stock Fund	783,518	21,554,571
		Eagle Small Cap Growth R5	65,771	1,881,061
		New Horizons Fund	274,677	7,026,228
		Small-Cap Value Fund	586,459	17,288,802
		Mid-Cap Growth Fund	542,601	25,768,138
		Balanced Fund	1,182,346	20,761,992
		Equity Income Fund	1,061,365	22,278,059
		Spectrum Income Fund	823,074	9,720,502
		Spectrum Growth Fund	516,324	7,894,596
		Total mutual funds		209,770,368
		Common collective trust funds:
*	T. Rowe Price	Stable Value Fund – Sch A	26,176,951	26,987,374
*	T. Rowe Price	Equity Index Trust	190,894	6,633,577
		Total common collective trust funds		33,620,951
*	Participant notes receivable, interest rates range from 4.25% – 11.50%
	and maturities of January 2010 to November 2019			5,892,430
		Total investments		$296,284,414
Historical cost information is not presented on this schedule, as all investments are participant directed.
*	Indicates a party in interest to the Plan.
See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Acxiom Corporation
As Sponsor and Administrator of the
Acxiom Corporation Retirement Savings Plan

Date: June 28, 2010                                                                          By:           /s/ Christopher W. Wolf
Christopher W. Wolf
Chief Financial Officer &
Executive Vice President